Renasant Corporation
209 Troy St
Tupelo, Mississippi 38804

February 10, 2025

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:     RENASANT CORPORATION - Request to Withdraw Registration Statement on Form S-3 - File No. 333-284786

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Renasant Corporation (the “Registrant”) hereby requests the withdrawal, effective immediately, of Registration Statement on Form S-3, File No. 333-284786 (the “Registration Statement”), which was originally filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on February 7, 2025. The Registration Statement was mistakenly filed on EDGAR with an “S-3” tag, when the filing should have tagged the Registration Statement as an “S-3ASR.” The Registration Statement will be refiled on EDGAR promptly, with the correct “S-3ASR” tag.
The Company confirms that no securities have been sold under the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

If you have any questions about this withdrawal request, please contact our legal counsel, Mark Fullmer of Phelps Dunbar LLP, at (504) 584-9324.

Sincerely,

RENASANT CORPORATION

By: /s/ Mark W. Jeanfreau
Name:    Mark W. Jeanfreau
Title:    Executive Vice President and General Counsel